Exhibit 99.1

News release

Cenovus announces 2023 third-quarter results

Calgary, Alberta (November 2, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered safe, reliable operations and strong financial performance in the third quarter of 2023. The company generated $2.7 billion in cash from operating activities, $3.4 billion in adjusted funds flow and $2.4 billion in free funds flow in the quarter. Total upstream production was 797,000 barrels of oil equivalent per day (BOE/d)1 and downstream throughput averaged over 664,000 barrels per day (bbls/d).

“We were pleased with the improved results that our assets and integrated business produced over the quarter,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “The strong operating performance at our assets, combined with a supportive commodity price environment drove significantly higher financial results compared with the previous quarter.”

Highlights

•Delivered $1.2 billion to shareholders, including $600 million for the partial payment of the common share warrants obligation, $361 million in share buybacks and $264 million through common share dividends.
•Increased U.S. Manufacturing crude oil throughput 26% to 555,900 bbls/d from the second quarter.
•Reduced long-term debt, including current portion, by US$1.0 billion, to $7.2 billion and net debt to $6.0 billion at the end of the quarter.
•Received Board of Directors approval to file an application with the TSX to renew Cenovus’s normal course issuer bid (NCIB) for another year.

Financial, production & throughput summary
(For the period ended September 30)	2023 Q3	2023 Q2	% change	2022 Q3	% change
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	2,738	1,990	38	4,089	(33)
Adjusted funds flow[2]	3,447	1,899	82	2,951	17
Per share (basic)[2]	1.82	1.00		1.53
Per share (diluted)[2]	1.81	0.98		1.49
Capital investment	1,025	1,002	2	866	18
Free funds flow[2]	2,422	897	170	2,085	16
Excess free funds flow[2]	1,989	505	294	1,756	13
Net earnings (loss)	1,864	866	115	1,609	16
Per share (basic)	0.98	0.45		0.83
Per share (diluted)	0.97	0.44		0.81
Long-term debt, including current portion	7,224	8,534	(15)	8,774	(18)
Net debt	5,976	6,367	(6)	5,280	13
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	652,400	608,400	7	633,100	3
Conventional natural gas (MMcf/d)	867.4	729.4	19	868.7
Total upstream production (BOE/d)[1]	797,000	729,900	9	777,900	2
Total downstream throughput (bbls/d)	664,300	537,800	24	533,500	25

1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
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Third-quarter results

Operating results1

Cenovus’s total revenues were approximately $14.6 billion in the third quarter, up from $12.2 billion in the second quarter of 2023. Upstream revenues were about $7.6 billion, an increase from $6.6 billion in the previous quarter, and downstream revenues were approximately $9.7 billion, compared with $7.4 billion in the second quarter of 2023. Total operating margin3 was about $4.4 billion, compared with $2.4 billion in the second quarter. Upstream operating margin4 was approximately $3.4 billion, an increase from $2.3 billion in the previous quarter, primarily driven by higher Brent and West Texas Intermediate (WTI) crude oil prices, a tighter light-heavy differential as well as higher production and sales volumes. Downstream operating margin4 was $922 million, compared with $143 million in the second quarter, primarily due to higher refined product volumes as the Toledo Refinery achieved 90% utilization in the quarter, and an increase in refined product pricing. In addition, U.S. Manufacturing operating margin was positively impacted by approximately $400 million due to the cost of processing crude oil purchased in prior periods at lower prices.

Total upstream production was 797,000 BOE/d in the third quarter, an increase of 9% from the second quarter as the company restarted production that had been offline due to Alberta wildfires and planned maintenance activity. Foster Creek volumes increased to 189,300 bbls/d, from 167,000 bbls/d in the second quarter, reflecting production from new well pads and the completion of planned maintenance in the second quarter. Christina Lake production was 237,600 bbls/d, in line with the second quarter. Sunrise output was 54,500 bbls/d, an increase of 17% compared with the second quarter as the company completed its 2023 redevelopment program. At the Lloydminster thermal projects, production of 104,600 bbls/d was in line with the prior quarter, as the company continued to focus on optimization of the asset.

Production in the Conventional segment increased to 127,200 BOE/d in the third quarter, compared with 104,600 BOE/d in the second quarter, as the company resumed normal operations after shutting in several fields and processing plants in response to wildfire activity in Alberta during May and June. Most of the Conventional asset outages were resolved by the end of August.

In the Offshore segment, production was 66,400 BOE/d compared with 51,500 BOE/d in the previous quarter. In Asia Pacific, sales volumes increased compared with the second quarter, which was impacted by a temporary unplanned outage in China. In Indonesia, the company achieved first gas production from the MAC field in September. In the Atlantic region, production was 8,900 bbls/d compared with 5,300 bbls/d in the prior quarter, which was impacted by planned maintenance. During the third quarter, the non-operated Terra Nova floating production, storage and offloading (FPSO) vessel returned to offshore Newfoundland and Labrador and commissioning activities are ongoing with production expected to resume in the fourth quarter.

In U.S. Manufacturing, crude utilization was 88% in the third quarter, with throughput of 555,900 bbls/d, compared with 70% and 442,500 bbls/d in the second quarter. The Toledo Refinery performed well following its restart in the second quarter, and at the Superior Refinery, the full and stable start-up of the fluid catalytic cracking unit was achieved in early October after operational challenges in the second quarter.

Crude utilization in the Canadian Manufacturing segment was 98% with throughput of 108,400 bbls/d in the third quarter, compared with crude utilization and throughput of 86% and 95,300 bbls/d in the second quarter. Both the Lloydminster Upgrader and Lloydminster Refinery operated at or near full capacity, with utilization rates of 99% and 96%, respectively.
3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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Financial results

Third-quarter cash from operating activities, which includes changes in non-cash working capital, was about $2.7 billion, compared with $2.0 billion in the second quarter of 2023. Adjusted funds flow was approximately $3.4 billion, compared with $1.9 billion in the prior period, and free funds flow increased to about $2.4 billion from $897 million in the second quarter. Third-quarter financial results improved compared with the second quarter, primarily due to higher price realizations in the Oil Sands segment, driven by narrower light-heavy crude oil differentials and the timing of condensate cost recognition, as well as higher refined product volumes in the downstream business and an increase in refined product pricing. These factors were partially offset by higher cash taxes and royalties, and Oil Sands segment sales volumes lagging production by approximately 6,000 BOE/d in the quarter.

Capital investment of $1.0 billion in the third quarter was primarily directed towards sustaining production in the Oil Sands segment, drilling, completion, tie-in, and infrastructure projects in the Conventional business as well as refining reliability initiatives in the U.S. Manufacturing segment. In addition, the company continues to progress growth and optimization projects. These include the construction of the West White Rose project, including preparation for the asset life extension project at the SeaRose FPSO, which will commence in January 2024, the tie-back of Narrows Lake to Christina Lake, Sunrise optimization and Foster Creek expansion.

Net earnings in the third quarter were almost $1.9 billion, compared with $866 million in the previous quarter. The increase in net earnings was primarily due to higher operating margin and lower financing costs. These factors were partially offset by higher income taxes, an unrealized foreign exchange loss compared with an unrealized gain in the second quarter, and higher general and administrative expenses due to long-term incentive costs.

Long-term debt, including the current portion, was $7.2 billion at September 30, 2023, compared with $8.5 billion at June 30, 2023. The reduction of long-term debt in the quarter was primarily due to the company’s purchase of US$1.0 billion of outstanding notes that were due between 2029 and 2047. Net debt was approximately $6.0 billion at September 30, 2023, a decrease from $6.4 billion at June 30, 2023, primarily due to free funds flow of $2.4 billion in the third quarter, partially offset by a working capital build. In the third quarter, the company built working capital, primarily due to an increase in accounts receivable and inventories and the partial payment of the common share warrants obligation. Cenovus continues to focus on making progress towards its net debt target of $4.0 billion.
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Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.14 per common share, payable on December 29, 2023 to shareholders of record as of December 15, 2023. In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on January 2, 2024 to shareholders of record as of December 15, 2023 as follows:

Preferred shares dividend summary
Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	6.887	0.43398
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus’s shareholder returns framework has a target of returning 50% of excess free funds flow to shareholders for quarters where the ending net debt is between $9.0 billion and $4.0 billion. In the third quarter, the company returned $1.2 billion to shareholders composed of $600 million for the partial payment of the common share warrants obligation, the purchase of 13.8 million shares for $361 million through its NCIB and $264 million through common share base dividends.

Since the share buyback program began in November 2021, Cenovus has purchased approximately 162 million common shares, delivering $3.6 billion in returns to shareholders. The current NCIB will expire on November 8, 2023. Cenovus has received approval from the Board of Directors to make an application for another NCIB program. The company will apply for approval to repurchase up to approximately 133 million of the company’s common shares, representing approximately 10% of its public float, as defined by the TSX.

2023 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets through the remainder of 2023 and anticipated production or throughput impacts.

2023 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
Q4
Downstream
U.S. Manufacturing	55 - 65

Board renewal

Cenovus is pleased to announce that Michael J. Crothers and James D. Girgulis have been appointed to Cenovus’s Board of Directors, effective immediately.

Crothers has over 37 years of operations, commercial and leadership experience in the upstream, downstream and integrated gas businesses, including 34 years with Shell plc, most recently as President
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and Country Chair for Shell Canada Ltd. He is currently a member of the Board of Keyera Corp., a publicly traded integrated energy infrastructure company.

Girgulis is currently Managing Director of Hutchison Whampoa Europe Investments S.à r.l., a private investment company, and Managing Director of CK Hutchison Group Telecom Finance S.A., a public limited company. From April 2021 to March 2022, he was Special Advisor to the Executive at Cenovus following the company’s combination with Husky Energy Inc. Prior to that, he held progressively responsible positions with Husky, ultimately serving as Senior Vice-President, General Counsel & Secretary from April 2012 to March 2021.

In accordance with the standstill agreements entered into at the time of the Husky transaction, Girgulis was nominated to replace Canning Fok, who retired from the Cenovus Board effective July 26, 2023.

“We’re extremely pleased to have Michael and James, who each bring extensive oil and gas industry experience, join our Board,” said Alex Pourbaix, Cenovus Executive Chair of the Board. “These appointments support the company's ongoing Board renewal process, which focuses on orderly succession of directors, while maintaining an appropriate balance and diversity of skills, experience and perspectives on the Board.”

Conference call today

8 a.m. Mountain Time (10 a.m. Eastern Time)

Cenovus will host a conference call today, November 2, 2023, starting at 8 a.m. MT (10 a.m. ET).
To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.

Alternatively, you can dial 888-664-6383 (toll-free in North America) or 416-764-8650 to reach a live operator who will join you into the call. A live audio webcast will also be available and will be archived for approximately 90 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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Product types

Product type by operating segment
Three months ended September 30, 2023
Oil Sands
Bitumen (Mbbls/d)	586.0
Heavy crude oil (Mbbls/d)	15.6
Conventional natural gas (MMcf/d)	10.6
Total Oil Sands segment production (MBOE/d)	603.4
Conventional
Light crude oil (Mbbls/d)	6.3
Natural gas liquids (Mbbls/d)	23.9
Conventional natural gas (MMcf/d)	582.1
Total Conventional segment production (MBOE/d)	127.2
Offshore
Light crude oil (Mbbls/d)	8.9
Natural gas liquids (Mbbls/d)	11.7
Conventional natural gas (MMcf/d)	274.7
Total Offshore segment production (MBOE/d)	66.4
Total upstream production (MBOE/d)	797.0

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “focus”, “progress”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: performance for the rest of 2023 and beyond; achieving net debt of $4.0 billion; excess free funds flow under the shareholder returns framework; generating value for shareholders; applying for an NCIB; progressing growth and optimization projects; commissioning the Terra Nova floating production, storage and offloading unit to resume production at the Terra Nova Field in the fourth quarter of 2023; planned turnaround activities; dividend payments; and Cenovus’s 2023 corporate guidance.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2023 Guidance available on cenovus.com.

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The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2022 and September 30, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended September 30, 2023 (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

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Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)			Downstream (1)			Total
($ millions)	Q3 2023	Q2 2023	Q3 2022	Q3 2023	Q2 2023	Q3 2022	Q3 2023	Q2 2023	Q3 2022
Revenues
Gross Sales	8,783	7,285	10,250	9,658	7,427	10,873	18,441	14,712	21,123
Less: Royalties	1,135	637	1,226	—	—	—	1,135	637	1,226
	7,648	6,648	9,024	9,658	7,427	10,873	17,306	14,075	19,897
Expenses
Purchased Product	900	751	2,383	7,947	6,447	9,680	8,847	7,198	12,063
Transportation and Blending	2,397	2,770	2,826	—	—	—	2,397	2,770	2,826
Operating	914	883	915	778	843	780	1,692	1,726	1,695
Realized (Gain) Loss on Risk Management	(10)	(13)	51	11	(6)	(77)	1	(19)	(26)
Operating Margin	3,447	2,257	2,849	922	143	490	4,369	2,400	3,339
(1) Found in the September 30, 2023, interim Consolidated Financial Statements or in the Prior Period Revisions Advisory located in our Management's Discussion and Analysis for the periods ended September 30, 2023.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	September 30, 2023	June 30, 2023	September 30, 2022
Cash From (Used in) Operating Activities (1)	2,738	1,990	4,089
(Add) Deduct:
Settlement of Decommissioning Liabilities	(68)	(41)	(55)
Net Change in Non-Cash Working Capital	(641)	132	1,193
Adjusted Funds Flow	3,447	1,899	2,951
Capital Investment	1,025	1,002	866
Free Funds Flow	2,422	897	2,085
Add (Deduct):
Base Dividends Paid on Common Shares	(264)	(265)	(205)
Dividends Paid on Preferred Shares	—	(9)	(9)
Settlement of Decommissioning Liabilities	(68)	(41)	(55)
Principal Repayment of Leases	(70)	(76)	(78)
Acquisitions, Net of Cash Acquired	(32)	(4)	(389)
Proceeds From Divestitures	1	3	407
	1,989	505	1,756
(1) Found in the September 30, 2023, or the June 30, 2023, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.
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Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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